

Mail Stop 3030

August 15, 2016

Via E-mail
Michael L. Levitz
Chief Financial Officer
Insulet Corporation
600 Technology Park Drive, Suite 200
Billerica, Massachusetts 01821

> **Re:** **Insulet Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Response dated July 29, 2016**
> **File No. 001-33462**

Dear Mr. Levitz:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Third-Party Reimbursement, page 13

1.   Please expand your response to prior comment 3 to address whether UnitedHealth provides reimbursement for products such as yours. It remains unclear whether the "limited number of cases" mentioned on page 13 represents the full extent of third-party reimbursement issues.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37</u>

2.   We note your response to prior comment 5 regarding the potential reasons for changes in sales of your Personal Diabetes Manager. Please expand your response to tell us which reasons caused the changes in sales of the Personal Diabetes Manager device during each period presented in your Form 10-K and most recent Form 10-Q, and the significance of each such reason during the period.

3.   Please expand your response to prior comment 6 to tell us the extent of (1) customer retention and (2) installed base growth during each period presented in your Form 10-K and most recent Form 10-Q. Also tell where you believe those Forms provide investors this information. Given your response to prior comment 7 regarding a royalty based on new patient starts, it appears that you may have information regarding installed base growth.

4.   We note your response to prior comment 6 regarding being unable to quantify the exact magnitude of changes and offsetting factors. Please note that the information need not be exact if it is accurate and not misleading in context but should, if material, be disclosed. In future filings, where you address multiple or offsetting factors contributing to material changes, please ensure that you provide sufficient information regarding the significance of each factor for investors to evaluate its effect. For example, on page 30 of your most recent Form 10-Q, you refer to the impact of entry into new markets and continued adoption in existing markets without information regarding the extent to which new markets have contributed to your change in revenue.

5.   Please expand your response to prior comment 7 to clarify (1) the nature of the "changes in the structure of the agreement over time" and (2) why those changes cause the royalty payments to not be indicative of changes in new patient starts.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2016</u>

6.   From your August 3, 2016 conference call, it appears that you expect the growth rate in each of the three revenue categories disclosed in the table on page 30 to be lower than the historic percentages disclosed in that table. Please tell us the reasons for the lower growth rate, addressing each of the three disclosed revenue categories separately. Also tell us how you considered or addressed the requirements of Item 303(a)(3)(ii) of Regulation S-K in preparing your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: David Colleran, Esq.